U.S. PRECIOUS METALS, INC.

176 ROUTE 9 NORTH, SUITE 306

MARLBORO

NEW JERSEY, 07728

May 23, 2014

Ms. Julie Marlowe

Staff Accountant

Securities and Exchange Commission

Washington, DC 20549

RE: US Precious Metals, Inc. (“Company”)

Dear Ms. Marlowe:

The letter is responsive to the Comment Letter from your office dated May 21, 2014 regarding the resignation of the Company’s auditor. The Comment Letter requests that the Company file a Form 8-K/A indicating “… whether the decision to change auditors was recommended or approved by an audit or similar committee of the board of directors or the board of directors…”

Please be advised that the Company’s position is that the resignation of Jeffrey & Company as the Company’s auditor was a unilateral act undertaken by the former auditor (obviously a direct result of having its registration revoked by the PCAOB). The Company exercised no control over the resignation decision and our Board of Directors did not, nor could it, approve or disapprove the resignation decision. The Company intends to appoint a new auditor in the near future, and the Company’s Board of Directors will approve such appointment. The Company will file a Form 8-K/A upon such appointment, and such filing will clearly state that our Board of Directors approved the appointment and change of auditor.

Consequently, we respectfully submit that the request to file the Form 8-K/A as stated above is unwarranted given the circumstances of the resignation.

We acknowledge that:

-          the company is responsible for the adequacy and accuracy of the disclosure in the filing:

-          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-          the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under federal the federal securities law of the United States.

If you require any further information, please do not hesitate to contact us.

Yours sincerely

For and on behalf of

U.S. Precious Metals, Inc.

/s/ David J. Cutler

David J Cutler

Chief Financial Officer